Exhibit 99.3

NuCana Reports Third Quarter 2026 Financial Results and Provides Business Update

Development Programme for NUC-7738 Advances with Three Presentations Planned at ESMO Immuno-Oncology & Advanced Therapies Congress in December 2026

European Composition-of-Matter Patent Granted for NUC-7738

NUC-3373 Development Pathway Established with Further Validation Underway

Cash Runway Expected to Extend into 2029

Edinburgh, United Kingdom, November 12, 2026 (GLOBE NEWSWIRE)—NuCana plc (NASDAQ: NCNA) (“NuCana” or the “Company”) today announced financial results for the third quarter ended September 30, 2026 and provided an update on the development of its two lead anti-cancer product candidates, NUC-7738 and NUC-3373.

“NuCana’s priorities are to define the next stage of clinical development for NUC-7738 in melanoma following the anticipated December announcement of the Phase 2 NuTide:701 expansion study results and latest translational data,” said Hugh S. Griffith, NuCana’s Founder and Chief Executive Officer. “Recruitment is complete in our Phase 2 expansion cohort of NuTide:701, evaluating NUC-7738 in combination with Keytruda® (pembrolizumab) in patients with PD-1 inhibitor-resistant metastatic melanoma. We plan to present these results and the latest translational data at the ESMO Immuno-Oncology & Advanced Therapies Congress 2026, taking place December 14-16 in London. Following clearance of our Investigational New Drug application (“IND”) earlier this year, we are continuing our dialogue with the U.S. Food and Drug Administration (the “FDA”) regarding a potential registrational strategy for NUC-7738 in melanoma. The grant of a European composition-of-matter patent for NUC-7738 further strengthens our intellectual property position, building on similar patents in the United States and China.”

Mr. Griffith continued, “We believe we have established a clear development pathway for NUC-3373 through an extensive AI-enabled analysis of proprietary data from more than 800 cancer cell lines alongside large public datasets. We believe this work has further characterized NUC-3373’s mechanism of action and differentiation from 5-fluorouracil (5-FU), supporting its greater anti-cancer activity in preclinical models compared with 5-FU and enabling us to prioritize tumor types, identify potential biomarkers of sensitivity and select rational combination strategies for further evaluation. The next phase of testing is now under way in cancer cell lines and our in-house patient-derived organoid models, which is intended to validate these findings and help guide the selection of potential future clinical development opportunities. This work gives us a focused basis for advancing NUC-3373 in settings where its differentiated biology may offer the greatest potential to benefit patients.”

Mr. Griffith concluded, “With cash resources anticipated to fund our planned operations into 2029, we are focused on delivering the NUC-7738 Phase 2 expansion results, defining its potential registrational strategy and advancing the preclinical validation of NUC-3373. We are excited by the opportunities ahead and look forward to updating shareholders on these priorities.”

2026 Anticipated Milestones

•	NUC-7738

•	Announce final data from the Phase 2 expansion study (NuTide:701) of NUC-7738 in combination with pembrolizumab in patients with PD-1 inhibitor-resistant melanoma;

•	Obtain regulatory guidance from the FDA regarding a potential registrational strategy for NUC-7738 in melanoma; and

•	Advance evaluation of additional indications and combination strategies.

•	NUC-3373

•	Complete evaluation of optimal combinations and indications to inform potential future clinical studies of NUC-3373.

Third Quarter 2026 Financial Highlights and Cash Position

As at September 30, 2026, NuCana had cash and cash equivalents of £18.3 million compared to £19.5 million at June 30, 2026 and £24.3 million at December 31, 2025. NuCana anticipates its cash and cash equivalents at September 30, 2026 will be sufficient to fund its planned operations into 2029.

NuCana reported a net loss of £1.6 million for the quarter ended September 30, 2026, as compared to a net loss of £0.3 million for the quarter ended September 30, 2025. Basic and diluted loss per ordinary share was £0.00 for the quarter ended September 30, 2026, as compared to a loss per ordinary share of £0.00 for the comparable quarter ended September 30, 2025.

NuCana reported a net loss of £8.6 million for the nine months ended September 30, 2026, as compared to a net loss of £26.9 million for the nine months ended September 30, 2025. The net loss for the nine months ended September 30, 2026 and for the comparable period included the following non-cash or non-recurring items:

•	Share-based payment expenses of £3.3 million (2025: £9.1 million);

•	Professional fees of £nil (2025: £1.4 million) relating to the issue of warrants; and

•	Finance expense of £nil (2025: £12.6 million) relating to the non-cash loss on fair value revaluation of the warrants issued in the May 2025 financing; partly offset by

•	Total other income of £nil (2025: £2.7 million).

Basic and diluted loss per ordinary share was £0.00 for the nine months ended September 30, 2026, as compared to a loss per ordinary share of £0.00 for the comparable nine months ended September 30, 2025.

About NuCana

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, they have significant shortcomings that limit their efficacy and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome the key limitations of nucleoside analogs and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s pipeline includes NUC-7738 and NUC-3373. NUC-7738 is a novel anti-cancer agent that disrupts RNA polyadenylation, profoundly impacts gene expression in cancer cells and targets multiple aspects of the tumor microenvironment. NUC-7738 is in the Phase 2 part of a Phase 1/2 study which is evaluating NUC-7738 as a monotherapy in patients with advanced solid tumors and in combination with pembrolizumab in patients with melanoma. NUC-3373 is a targeted thymidylate synthase (“TS”) inhibitor designed to overcome key pharmacological limitations associated with other TS inhibitors. NUC-3373 has recently been evaluated in a Phase 1b/2 modular study (NuTide:303) of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer, and NuCana is currently evaluating further characterization of mode of action and target indications for further clinical studies of NUC-3373.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of the Company. All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including NUC-7738 and NUC-3373; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the Company’s goals with respect to the development, regulatory pathway and potential use, if approved, of each of its product candidates; the utility of prior non-clinical and clinical data in determining future clinical results; and the sufficiency of the Company’s current cash and cash equivalents to fund its planned operations into 2029. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, our ability to raise additional capital sufficient to fund our planned operations and the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the Securities and Exchange Commission (“SEC”) on March 19, 2026, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

Unaudited Condensed Consolidated Statements of Operations

	$	$	$	$
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2026	2025	2026	2025
	(in thousands, except per share data)
	£	£	£	£
Research and development expenses	(772)	(2,172)	(6,235)	(11,001)
Administrative expenses	(935)	(1,399)	(3,690)	(6,989)
Other income	—	841	—	841
Net foreign exchange (losses) gains	(14)	100	239	(161)

Operating loss	(1,721)	(2,630)	(9,686)	(17,310)
Other income	—	1,851	—	1,851
Finance income	118	153	395	213
Finance expense	—	—	—	(12,648)

Loss before tax	(1,603)	(626)	(9,291)	(27,894)
Income tax (charge) credit	(4)	345	739	1,026

Loss for the period attributable to equity holders of the Company	(1,607)	(281)	(8,552)	(26,868)

Basic and diluted loss per ordinary share	(0.00)	(0.00)	(0.00)	(0.00)

Unaudited Condensed Consolidated Statements of Financial Position As At

	$	$
	September 30, 2026	December 31, 2025
	(in thousands)
	£	£
Assets
Non-current assets
Intangible assets	2,203	2,198
Property, plant and equipment	605	658
Deferred tax asset	127	117

	2,935	2,973
Current assets
Prepayments, accrued income and other receivables	639	849
Current income tax receivable	2,491	1,761
Cash and cash equivalents	18,349	24,251

	21,479	26,861

Total assets	24,414	29,834

Equity and liabilities
Capital and reserves
Share capital and share premium	190,087	189,586
Other reserves	84,011	87,075
Accumulated deficit	(254,540)	(252,334)

Total equity attributable to equity holders of the Company	19,558	24,327

Non-current liabilities
Provisions	58	58
Lease liabilities	626	656

	684	714
Current liabilities
Trade payables	310	522
Payroll taxes and social security	143	99
Accrued expenditure	3,681	4,152
Lease liabilities	38	20

	4,172	4,793
Total liabilities	4,856	5,507

Total equity and liabilities	24,414	29,834

Unaudited Condensed Consolidated Statements of Cash Flows

	$	$
	For the Nine Months Ended September 30,
	2026	2025
	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(8,552)	(26,868)
Adjustments for:
Income tax credit	(739)	(1,026)
Amortization and depreciation	209	205
Movement in provisions	—	(40)
Finance income	(395)	(213)
Finance expense	—	12,648
Interest expense on lease liabilities	37	7
Share-based payments	3,269	9,143
Net foreign exchange (gains) losses	(257)	221

	(6,428)	(5,923)
Movements in working capital:
Decrease (increase) in prepayments, accrued income and other receivables	199	(2,023)
Decrease in trade payables	(213)	(1,044)
Decrease in payroll taxes, social security and accrued expenditure	(427)	(1,315)

Movements in working capital	(441)	(4,382)

Cash used in operations	(6,869)	(10,305)

Net income tax received	—	3,988

Net cash used in operating activities	(6,869)	(6,317)

Cash flows from investing activities
Interest received	405	168
Payments for intangible assets	(160)	(143)

Net cash from investing activities	245	25

Cash flows from financing activities
Payments for lease liabilities	(48)	(61)
Proceeds from exercise of share options	—	1
Proceeds from issue of share capital	742	20,185
Proceeds from exercise of warrants	—	4,436
Proceeds from issue of warrants	—	4,439
Payment for cancellation of warrants	—	(2,655)
Share issue expenses	(241)	(1,346)

Net cash from financing activities	453	24,999

Net (decrease) increase in cash and cash equivalents	(6,171)	18,707
Cash and cash equivalents at beginning of period	24,251	6,749

Effect of exchange rate changes on cash and cash equivalents	269	(207)

Cash and cash equivalents at end of period	18,349	25,249

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131-357-1111

info@nucana.com

ICR Healthcare

Chris Brinzey

+1 339-970-2843

Chris.Brinzey@ICRHealthcare.com